FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 24, 2019	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2019

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2019

April 24, 2019

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Three months ended March 31, 2019	Three months ended March 31, 2018	Change (%)		Three months ended March 31, 2019	Year ending December 31, 2019	Change (%)

Net sales	¥864,466	¥960,712	-	10.0	$7,787,982	¥3,850,000	-	2.6
Operating profit	40,426	77,083	-	47.6	364,198	274,000	-	20.1
Income before income taxes	46,113	85,759	-	46.2	415,432	295,000	-	18.7
Net income attributable to Canon Inc.	¥31,308	¥57,113	-	45.2	$282,054	¥200,000	-	20.9

Net income attributable to Canon Inc. shareholders per share:

- Basic	¥29.00	¥52.89	-	45.2	$0.26	¥185.23	-	20.9
- Diluted	28.99	52.89	-	45.2	0.26	185.20	-	20.9

	Actual
	As of March 31, 2019	As of December 31, 2018	Change (%)		As of March 31, 2019
Total assets	¥4,896,542	¥4,899,465	-	0.1	$44,112,991

Canon Inc. shareholders’ equity	¥2,762,584	¥2,827,602	-	2.3	$24,888,144

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 111 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 29, 2019, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2019 First Quarter in Review

Looking back at the global economy in the first quarter of 2019, the U.S. economy remained strong due to solid consumer spending supported by improved employment conditions. For the European economy, the manufacturing sector turned bearish with exports continuing to decline in Germany and the U.K. The Chinese economy faced a slowdown due to sluggish capital investments in the private sector and decreasing imports. As a knock-on effect, growth has slowed for emerging economies, including Southeast Asia. In Japan, while employment conditions continued to improve, the economy remained in a state of gradual recovery due to sluggish overseas demand. Looking at the global economy as a whole, the negative effects of trade friction came to a head and the global economy overall showed the trend of further slowdown.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers remained firm supported by the trend of shifting from monochrome to color models. The market for cameras continued to decline and the demand for inkjet printers decreased compared with the same period of the previous year. While demand for medical equipment slowed down in Japan, overseas demand grew moderately. Within the Industry and Others sector, although customers continued to postpone capital investment, demand for network cameras enjoyed solid growth.

The average value of the yen during the quarter was ¥110.31 against the U.S. dollar, a year-on-year depreciation of approximately ¥2, and ¥125.17 against the euro, a year-on-year appreciation of approximately ¥8.

During the first quarter, unit sales of office MFDs increased compared with the same period of the previous year, with color-model office MFDs achieving higher growth than the market average. Unit sales of laser printers decreased compared with the same period of the previous year, mainly due to sluggish economic conditions in emerging countries. Unit sales of interchangeable-lens digital cameras decreased compared with the same period of the previous year, due to the slowdown of Chinese economy as well as the contraction of the market for entry-class models. Looking at inkjet printers, although unit sales of refillable ink tank models increased, overall unit sales decreased compared with the same period of the previous year due to the shrinking market for home-use models. Sales of medical equipment decreased, mainly due to the effects of such temporary factors as the postponement of investment by customers in Europe amid an economic slowdown. For industrial equipment, sales of lithography equipment and manufacturing equipment for organic LED (OLED) panels decreased compared with the same period of the previous year, due to the fact that capital investment for semiconductor memory and small- and medium-size display panels continued to slow down. On the other hand, sales of network cameras increased steadily in response to the diversified needs of customer amid increasing market demand. Under these conditions, first-quarter net sales decreased by 10.0% year on year to ¥864.5 billion. The gross profit ratio dropped by 1.1 points to 45.2% mainly due to the negative effect of currency exchange rates. Although operating expenses decreased by 4.8% year on year to ¥349.9 billion mainly due to Group-wide efforts to thoroughly manage expenses, operating profit decreased by 47.6% year on year to ¥40.4 billion. Other income (deductions) decreased by ¥3.0 billion, mainly due to a reduction in foreign currency exchange gains and losses, and income before income taxes decreased by 46.2% year on year to ¥46.1 billion and net income attributable to Canon Inc. decreased by 45.2% year on year to ¥31.3 billion.

Basic net income attributable to Canon Inc. shareholders per share for the quarter was ¥29.00, a year-on-year decrease of ¥23.89.

Results by Segment

Looking at Canon’s first-quarter performance by business unit, starting with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, thanks to expanded sales of such models as the imageRUNNER ADVANCE Gen3 2nd Edition series, which enhances convenience through compatibility with external cloud services, and color models targeting the production printing market. As for laser printers, although sales were strong for new color models that achieve low power consumption, compact body designs and high productivity, sales of both hardware and consumables decreased overall compared with the same period of the previous year due to the economic slowdown in emerging countries. These factors resulted in total sales for the business unit of ¥425.6 billion, a year-on-year decrease of 3.9%, while income before income taxes decreased by 13.5% year on year to ¥46.7 billion.

Within the Imaging System Business Unit, Canon maintained the top share of the overall interchangeable-lens digital camera market, mainly in key countries in Europe and the Americas as well as in Japan and China. Sales growth for mirrorless cameras was higher than the market average, thanks to such models as the EOS R, equipped with a full-frame sensor, and the entry-class EOS Kiss M. However, unit sales decreased overall compared with the same period of the previous year, mainly due to the more rapid decrease in demand than expected resulting from both the shrinking market and the slowdown of the Chinese economy. As for digital compact cameras, unit sales decreased compared with the same period of the previous year amid the shrinking market. For inkjet printers, unit sales of refillable ink tank models increased mainly in emerging markets. However, unit sales decreased overall compared with the same period of the previous year, due to decreasing demand for home-use models in developed countries. As a result, sales for the business unit decreased by 17.0% to ¥176.3 billion year on year, while income before income taxes decreased by 81.1% year on year to ¥5.0 billion.

Within the Medical System Business Unit, sales were strong for the newly launched computed tomography (CT) systems intended to enhance the product line-up and sales for the business unit grew in the United States. However, with customers postponing investment due to sluggish economic conditions, sales in Europe faced a temporary slowdown, resulting in decreased sales overall. As a result, sales for the business unit decreased by 6.5% to ¥109.4 billion year on year, while income before income taxes decreased by 38.0% year on year to ¥6.5 billion.

In the Industry and Others Business Unit, although the market for automotive devices remained strong, sales of semiconductor lithography equipment declined overall due to restrained investment in memory devices. Additionally, for FPD (flat panel display) lithography equipment and OLED panel manufacturing equipment, sales decreased compared with the same period of the previous year due to the slowdown of the smartphone market. Sales of network cameras were strong amid increasing market demand, particularly for Axis. Consequently, sales for the business unit decreased by 17.1% to ¥176.5 billion year on year, while income before income taxes decreased by 67.0% year on year to ¥5.3 billion.

Cash Flow

During the first quarter of 2019, cash flow from operating activities totaled ¥60.9 billion, an increase of ¥18.7 billion compared with the same period of the previous year, owing to improvements in such working capital as trade receivables. Cash flow used in investing activities increased by ¥1.7 billion year-on-year to ¥51.6 billion mainly due to an increase of time deposits with original maturities of more than three months which were included in short-term investments. Accordingly, free cash flow totaled positive ¥9.2 billion, an increase of ¥17.0 billion compared with the corresponding year-ago period.

Cash flow used in financing activities recorded an outlay of ¥87.0 billion, mainly owing to the dividend payout.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥79.5 billion to ¥441.1 billion from the end of the previous year.

Outlook

As for the outlook from the second quarter onwards, the pace of growth of the U.S. economy is expected to slow down due to the gradual dampening of positive effect of prior tax cuts, although it is expected to grow steadily as employment conditions continue to be favorable. The recovery of the European economy is expected to decelerate due to the slowdown of exports in Germany as well as the continued uncertainty surrounding the U.K.’s decision to leave the EU. Looking at China, the economy continues to decelerate, although it is expected to avoid a drastic downturn due to the positive effect of fiscal and monetary policy, while emerging economies, such as those of India and Southeast Asia, are expected to worsen. With regard to the Japanese economy, the outlook indicates a trend of steady growth for capital investment and consumer spending supported by the effect of various government policies, although external demand is expected to remain at a standstill. Looking at the global economy, there are concerns of further economic slowdown occurring due to stagnant trade, as the effects of protectionist policies start to affect the real economy.

In the businesses in which Canon is involved, for office MFDs, color models is expected to compensate for the shrinking demand for monochrome models, leading to the same level of demand overall compared with the previous year. Looking at the laser printer market, demand for laser multifunction printers (MFPs) is expected to continue to expand, while the overall demand is expected to remain slightly below that of the previous year. As for interchangeable-lens digital cameras, while demand for interchangeable-lens digital cameras equipped with full-frame sensors is expected to grow steadily, demand for entry-class models is expected to continue to decrease. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models. With regard to inkjet printers, overall demand is expected to remain slightly below that of the previous year due to the shrink of the market in developed countries, although demand in emerging countries is expected to grow. As for the medical equipment market, demand is expected to remain firm, mainly outside of Japan, with the improvement of medical infrastructure in emerging markets and increased demand for advanced medical care in the United States and Europe. For the semiconductor lithography equipment, capital investment is expected to slow down due to a rebalancing of supply and demand for memory devices. For FPD lithography equipment and OLED panel manufacturing equipment, the adjustment phase of capital investment in small- and medium-size display panels is expected to continue. As for network cameras, demand is expected to continue expanding due to the growing use of network cameras for a widening range of applications in such areas as marketing and operational support in addition to their role in security enhancement.

With regard to currency exchange rates for the second quarter onwards, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥105 to the U.S. dollar and ¥125 to the euro, representing appreciations of approximately ¥5 against both the U.S. dollar and the euro compared with the annual average rates of the previous year.

Upon taking into consideration the current economic forecast as well as changes in the camera market and the industrial equipment market, Canon projects full-year consolidated net sales in 2019 of ¥3,850.0 billion, a year-on-year decrease of 2.6%; operating profit of ¥274.0 billion, a year-on-year decrease of 20.1%; income before income taxes of ¥295.0 billion, a year-on-year decrease of 18.7%; and net income attributable to Canon Inc. of ¥200.0 billion, a year-on-year decrease of 20.9%.

Consolidated Outlook

Fiscal year

	Millions of yen
	Year ending December 31, 2019		Change	Year ended December 31, 2018	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	3,900,000	3,850,000	(50,000)	3,951,937	-2.6%
Operating profit	325,000	274,000	(51,000)	342,952	-20.1%
Income before income taxes	347,500	295,000	(52,500)	362,892	-18.7%
Net income attributable to Canon Inc.	240,000	200,000	(40,000)	252,755	-20.9%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2019	As of December 31, 2018	Change
ASSETS
Current assets:
Cash and cash equivalents	441,096	520,645	(79,549)
Short-term investments	1,631	956	675
Trade receivables, net	549,629	612,953	(63,324)
Inventories	650,891	611,281	39,610
Prepaid expenses and other current assets	298,186	304,346	(6,160)

Total current assets	1,941,433	2,050,181	(108,748)
Noncurrent receivables	18,701	18,230	471
Investments	43,776	42,556	1,220
Property, plant and equipment, net	1,094,760	1,090,992	3,768
Operating lease right-of-use assets	123,406	-	123,406
Intangible assets, net	377,134	391,021	(13,887)
Goodwill	900,265	908,511	(8,246)
Other assets	397,067	397,974	(907)

Total assets	4,896,542	4,899,465	(2,923)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	40,954	38,527	2,427
Trade payables	349,597	352,489	(2,892)
Accrued income taxes	25,112	41,264	(16,152)
Accrued expenses	309,314	321,137	(11,823)
Current operating lease liabilities	29,925	-	29,925
Other current liabilities	254,707	276,237	(21,530)

Total current liabilities	1,009,609	1,029,654	(20,045)
Long-term debt, excluding current installments	363,571	361,962	1,609
Accrued pension and severance cost	375,835	382,789	(6,954)
Noncurrent operating lease liabilities	92,186	-	92,186
Other noncurrent liabilities	101,274	107,147	(5,873)

Total liabilities	1,942,475	1,881,552	60,923

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	404,389	404,389	-
Legal reserve	67,314	67,116	198
Retained earnings	3,453,760	3,508,908	(55,148)
Accumulated other comprehensive income (loss)	(279,137)	(269,071)	(10,066)
Treasury stock, at cost	(1,058,504)	(1,058,502)	(2)

Total Canon Inc. shareholders’ equity	2,762,584	2,827,602	(65,018)
Noncontrolling interests	191,483	190,311	1,172

Total equity	2,954,067	3,017,913	(63,846)

Total liabilities and equity	4,896,542	4,899,465	(2,923)

	Millions of yen
	As of March 31, 2019	As of December 31, 2018
Notes:
1. Allowance for doubtful receivables	11,240	11,477
2. Accumulated depreciation	2,696,031	2,671,922
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(75,238)	(63,815)
Net unrealized gains and losses on securities	-	-
Net gains and losses on derivative instruments	(49)	308
Pension liability adjustments	(203,850)	(205,564)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
	Millions of yen
	Three months ended March 31, 2019	Three months ended March 31, 2018	Change (%)
Net sales	864,466	960,712	-	10.0
Cost of sales	474,111	516,018

Gross profit	390,355	444,694	-	12.2
Operating expenses:
Selling, general and administrative expenses	275,994	288,691
Research and development expenses	73,935	78,920

	349,929	367,611

Operating profit	40,426	77,083	-	47.6
Other income (deductions):
Interest and dividend income	1,560	1,952
Interest expense	(284)	(257)
Other, net	4,411	6,981

	5,687	8,676

Income before income taxes	46,113	85,759	-	46.2
Income taxes	11,222	25,942

Consolidated net income	34,891	59,817
Less: Net income attributable to noncontrolling interests	3,583	2,704

Net income attributable to Canon Inc.	31,308	57,113	-	45.2

Consolidated statements of comprehensive income
	Millions of yen
	Three months ended March 31, 2019	Three months ended March 31, 2018	Change (%)

Consolidated net income	34,891	59,817	-	41.7
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(11,430)	(98,408)
Net unrealized gains and losses on securities	-	-
Net gains and losses on derivative instruments	(233)	1,265
Pension liability adjustments	1,823	245

	(9,840)	(96,898)

Comprehensive income (loss)	25,051	(37,081)		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	3,687	(1,161)

Comprehensive income (loss) attributable to Canon Inc.	21,364	(35,920)		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

	Millions of yen
Sales by business unit	Three months ended March 31, 2019	Three months ended March 31, 2018	Change (%)
Office	425,622	442,712	-	3.9
Imaging System	176,316	212,512	-	17.0
Medical System	109,420	117,065	-	6.5
Industry and Others	176,455	212,845	-	17.1
Eliminations	(23,347)	(24,422)	-	-

Total	864,466	960,712	-	10.0

	Millions of yen
Sales by region	Three months ended March 31, 2019	Three months ended March 31, 2018	Change (%)
Japan	219,294	224,940	-	2.5
Overseas:
Americas	238,366	239,611	-	0.5
Europe	214,883	247,849	-	13.3
Asia and Oceania	191,923	248,312	-	22.7

	645,172	735,772	-	12.3

Total	864,466	960,712	-	10.0

*Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. In addition, from the beginning of the first quarter of 2019, Canon has reclassified certain businesses from Imaging System Business Unit to Industry and Others Business Unit. Net sales for the three months ended March 31, 2018 also have been restated.

Notes:	1.

 The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses /

Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Calculators

Medical System Business Unit :

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment /

Micromotors / Handy terminals / Document scanners

2.

 The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Three months ended March 31, 2019	Three months ended March 31, 2018
Cash flows from operating activities:
Consolidated net income	34,891	59,817
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	58,832	60,537
Loss on disposal of fixed assets	605	867
Deferred income taxes	(4,951)	(7,910)
Decrease in trade receivables	57,785	19,680
Increase in inventories	(40,246)	(38,216)
Increase in trade payables	552	7,607
Decrease in accrued income taxes	(16,085)	(40,110)
Decrease in accrued expenses	(9,070)	(171)
Decrease in accrued (prepaid) pension and severance cost	(3,489)	(9,538)
Other, net	(17,955)	(10,420)

Net cash provided by operating activities	60,869	42,143
Cash flows from investing activities:
Purchases of fixed assets	(49,168)	(47,773)
Proceeds from sale of fixed assets	38	1,024
Purchases of securities	(256)	(835)
Proceeds from sale and maturity of securities	666	263
(Increase) decrease in time deposits, net	(1,293)	567
Acquisitions of businesses, net of cash acquired	(1,716)	(2,592)
Other, net	97	(575)

Net cash used in investing activities	(51,632)	(49,921)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	43
Repayments of long-term debt	(348)	(2,821)
Increase in short-term loans, net	2,245	1,804
Dividends paid	(86,380)	(91,779)
Repurchases and reissuance of treasury stock, net	(2)	(7)
Other, net	(2,515)	(2,961)

Net cash used in financing activities	(87,000)	(95,721)
Effect of exchange rate changes on cash and cash equivalents	(1,786)	(17,604)

Net change in cash and cash equivalents	(79,549)	(121,103)
Cash and cash equivalents at beginning of period	520,645	721,814

Cash and cash equivalents at end of period	441,096	600,711

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

      None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

      SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Adopted Accounting Guidance

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) Section A—Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to the previous guidance. For lessors, the standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The FASB also modified the definition of lease. Additionally, this guidance expands qualitative and quantitative disclosures related to lease. This guidance is effective for annual reporting periods beginning after December 15, 2018. Canon applied the guidance from the quarter beginning January 1, 2019. Canon applied the package of practical expedients that allows us not to reassess whichever any existing contracts at or expired contracts prior to the adoption date are or contain leases, lease classification and whichever initial direct costs qualify for capitalization, in addition to short term lease exception. Canon also adopted the transition method which no restatement of comparative periods and no reassessment of land easements not previously accounted for as a lease that exist at or expired prior to the adoption date are required. The right of use assets and lease liabilities for operating leases recognized at March 31, 2019 are ¥123,406 million and ¥122,111 million and are included in noncurrent assets and liabilities in the accompanying consolidated balance sheets. The adoption of this guidance did not have a material impact on its consolidated results of operation.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enables an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. Canon adopted this guidance from the quarter beginning January 1, 2019 with the modified retrospective method through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. Gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales, which were previously included in other income (deductions) in the consolidated statements of income are included in net sales after the adoption of this guidance. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.